[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919

August 28, 2009

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  AIM Growth Series
     Post-Effective Amendment No. 73 to the Registration Statement On Form N-1A (File No. 002-57526)

Ladies and Gentlemen:

On behalf of AIM Growth Series (the "Fund"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the Fund's Post-Effective Amendment No. 73 to its Registration Statement on Form N-1A (the "Amendment") filed with the U.S. Securities and Exchange Commission on August 28, 2009, Edgar Accession No. 0000950123-09-039436. The Fund has determined that the Amendment was inadvertently filed with an erroneous effective date, which is being corrected with this filing.

If you have any questions regarding this matter, please do not hesitate to contact Peter Davidson at (713)214-7888.

Sincerely,


/s/ PETER A. DAVIDSON

Peter A. Davidson
Counsel